Exhibit 99.2

Burcon NutraScience
Corporation

Consolidated Financial Statements
March 31, 2012 and 2011
(Prepared in Canadian dollars)

June 22, 2012

Independent Auditor’s Report

To the Shareholders
of Burcon NutraScience Corporation

We have audited the accompanying consolidated financial statements of Burcon NutraScience Corporation and its subsidiary, which comprise the consolidated balance sheets as at March 31, 2012 and March 31, 2011 and the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years ended March 31, 2012 and March 31, 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Burcon NutraScience Corporation and its subsidiary as at March 31, 2012 and March 31, 2011 and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants
Vancouver, British Columbia

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2012 and 2011

(Prepared in Canadian dollars)

	2012	2011
	$	$

Assets

Current assets
Cash and cash equivalents	3,856,929	9,628,020
Restricted cash	361,600	-
Short-term investments	2,301,961	2,304,465
Amounts receivable (note 9)	37,027	41,919
Prepaid expenses	117,991	81,570

	6,675,508	12,055,974

Property and equipment (note 3)	626,488	732,977

Deferred development costs - net of accumulated amortization of $nil (2011 - $nil) (note 4)	1,969,172	190,284

Goodwill	1,254,930	1,254,930

	10,526,098	14,234,165

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 9)	916,652	1,328,920

Deferred revenue	222,656	-

	1,139,308	1,328,920
Shareholders’ Equity (note 5)
Capital stock (note 9)	48,061,704	47,158,758
Contributed surplus	4,009,595	3,762,983
Options	10,209,388	8,915,059
Deficit	(52,893,897)	(46,931,555)

	9,386,790	12,905,245

	10,526,098	14,234,165

Subsequent events (note 15)

Approved by the Board of Directors on June 21, 2012

(signed) J. Douglas Gilpin	Director	(signed) Lorne Tyrrell	Director

The accompanying notes are an integral part of these consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the years ended March 31, 2012 and 2011

(Prepared in Canadian dollars)

	2012	2011
	$	$

Expenses
General and administrative (notes 6 and 9)	5,061,510	6,055,351
Research and development (note 7)	1,040,085	2,889,853

Loss from operations	(6,101,595)	(8,945,204)

Interest and other income (note 9)	139,253	138,730

Loss and comprehensive loss for the year	(5,962,342)	(8,806,474)

Basic and diluted loss per share (note 8)	(0.20)	(0.30)

The accompanying notes are an integral part of these consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Changes in Equity
For the years ended March 31, 2012 and 2011

(Prepared in Canadian dollars)

	Number of
	fully paid
	common
	shares
	(unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				Shareholders'
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2010	29,056,080	44,236,390	3,762,983	5,673,677	171,972	(38,125,081)	15,719,941
Net loss	-	-	-	-	-	(8,806,474)	(8,806,474)
Options exercised for cash	638,000	1,225,900	-	-	-	-	1,225,900
Transferred from options on exercise of options	-	883,503	-	(883,503)	-	-	-
Options granted to employees	-	-	-	4,124,885	-	-	4,124,885
Warrants exercised	111,477	640,993	-	-	-	-	640,993
Transferred from warrants on exercise of warrants	-	171,972	-	-	(171,972)	-	-

Balance - March 31, 2011	29,805,557	47,158,758	3,762,983	8,915,059	-	(46,931,555)	12,905,245

Net loss	-	-	-	-	-	(5,962,342)	(5,962,342)
Options exercised for cash	187,517	544,324	-	-	-	-	544,324
Transferred from options on exercise of options	-	358,622	-	(358,622)	-	-	-
Options granted to employees	-	-	-	1,899,563	-	-	1,899,563
Options vested but not exercised	-	-	246,612	(246,612)	-	-	-

Balance - March 31, 2012	29,993,074	48,061,704	4,009,595	10,209,388	-	(52,893,897)	9,386,790

The accompanying notes are an integral part of these consolidated financial statements.

Burcon NutraScience Corporation
Consolidated Statements of Cash Flows
For the years ended March 31, 2012 and 2011

(Prepared in Canadian dollars)

	2012	2011
	$	$

Cash flows from operating activities
Loss for the year	(5,962,342)	(8,806,474)
Items not affecting cash
Amortization of property and equipment	101,148	178,050
Gain on disposal of property and equipment	(3,359)	-
Stock-based compensation expense	1,716,062	4,091,119

	(4,148,491)	(4,537,305)

Changes in non-cash working capital items
Amounts receivable	4,892	(16,867)
Prepaid expenses	(36,421)	(3,634)
Accounts payable and accrued liabilities	(412,268)	927,741
Deferred revenue	222,656	-
	(4,369,632)	(3,630,065)
Cash flows from investing activities
Decrease in short-term investments	2,504	15,907
Increase in restricted cash	(361,600)	-
Acquisition of property and equipment	(78,546)	(180,608)
Development costs deferred	(1,511,886)	(105,852)
Proceeds from disposal of property and equipment	3,745	-

	(1,945,783)	(270,553)

Cash flows from financing activities
Issue of capital stock	544,324	1,866,893

Decrease in cash and cash equivalents	(5,771,091)	(2,033,725)

Cash and cash equivalents - Beginning of year	9,628,020	11,661,745

Cash and cash equivalents - End of year	3,856,929	9,628,020

Cash and cash equivalents consist of
Cash	3,856,929	531,516
Cash equivalents	-	9,096,504

	3,856,929	9,628,020

Supplemental disclosure of non-cash investing activities
Stock-based compensation charged to deferred development costs	183,501	65,397
Amortization of property and equipment charged to deferred development costs	83,501	19,036

The accompanying notes are an integral part of these consolidated financial statements.

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

1	Nature of operations

Burcon NutraScience Corporation (Burcon or the Company) is incorporated in the Yukon Territory, Canada and its common shares are listed and publicly traded on the Toronto Stock Exchange and the NASDAQ Stock Exchange. The registered address of Burcon is Suite 200, Financial Plaza, 204 Lambert Street, Whitehorse, Yukon and the address of its principal office is 1946 West Broadway, Vancouver, British Columbia. Burcon and its subsidiary are research and development companies that are developing plant protein extraction and purification technology in the field of functional, renewable plant proteins. The Company and its subsidiary are developing CLARISOY™, a soy protein isolate; Puratein® and Supertein™ and Nutratein™, three canola protein isolates; and PEAZAZZ™, a pea protein isolate.

a)	CLARISOY™

On March 4, 2011, Burcon signed a license and production agreement (Soy Agreement) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein worldwide. The terms of the Soy Agreement include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that began upon certain approval by the Environment Protection Agency and continue until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production facility, (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the sales of CLARISOY™ under the 20-year Soy Agreement. Maintaining the CLARISOY™ soy protein patent portfolio during the term of the Soy Agreement is the responsibility of Burcon.

b)	Puratein®, Supertein™ and Nutratein™

Burcon had a license and development agreement (Canola Agreement) with ADM to commercialize Burcon's canola protein ingredients, including Puratein® and Supertein™. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to March 1, 2012 to facilitate continued research. In connection with the U.S. regulatory recognition process, Burcon agreed to reimburse ADM its share of the costs being US$360,000 (CA$368,620). During the first quarter of fiscal 2012, the funds were deposited in US dollars into an interest-bearing escrow account held in trust for Burcon and ADM. Unless Burcon and ADM agreed to any further extensions or amendments, the funds held in the escrow account, including any accrued interest, would be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the U.S. regulatory recognition process would be deemed to be owned solely by Burcon and ADM would have no further rights with respect thereto. The Canola Agreement terminated on March 1, 2012 and the funds held in the escrow account were released to ADM in April 2012. Given the termination of the Canola Agreement, Burcon is free to choose alternative paths for the commercialization of its technology for the production of its canola proteins.

(1)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

c)	PEAZAZZ™

Burcon has developed a novel pea protein isolate that it has branded PEAZAZZ™. Until April 2012, Burcon held exclusive negotiations with a potential partner to commercialized PEAZAZZ™ and the associated protein extraction technology. On April 23, 2012, Burcon announced that although discussions with this potential partner are ongoing, the exclusivity period had lapsed. Therefore, Burcon is free to consider additional routes-to-market for its PEAZAZZ™ pea protein.

2	Significant accounting policies

Basis of presentation

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC).

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (GAAP) as set out in the Handbook of the Canadian Institute of Chartered Accountants (CICA Handbook). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011 with early adoption permitted. The Company adopted IFRS with a transition date as of April 1, 2009.

The Company has consistently applied the same accounting policies throughout all periods presented. The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 31, 2012. The board of directors approved these financial statements on June 21, 2012.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Burcon NutraScience (MB) Corp. A subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiary at March 31, 2012 are as follows:

	Place of	Interest
Name	incorporation	%	Principal activity

Burcon NutraScience (MB) Corp.	Manitoba, Canada	100	Research and development

(2)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow to the Company. The Company may earn revenues from licensing agreements under which third parties are granted rights to use the Company’s technologies.

If the substantive rights to the technologies are retained by the Company, or the Company has remaining performance obligations under the licensing agreements, and as such not all of the risks and rewards have been transferred to the licensee, the Company recognizes amounts received or receivable as royalties when earned on an accrual basis.

At the point when all of the risks and rewards associated with the use of the technologies have, in substance, been relinquished under the licensing agreements, the Company recognizes the fair value of future payments expected to be received as proceeds from the sale of the technologies in the statement of operations.

Upfront payments and similar non-refundable payments received under these agreements are initially recognized as deferred revenue. Subsequently, if the Company recognizes royalty revenue, the amounts deferred are recognized as revenue on a straight-line basis over the estimated period royalties are expected to be earned commencing in the period royalties are first recognized as revenue. Otherwise, the deferred amounts are recognized as sale proceeds at the date of sale of the technologies.

License agreements may consist of multiple elements and provide for varying consideration terms, such as upfront payments and milestone or similar payments. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to the revenue arrangement as a single unit.

Business combinations

The Company accounts for business combinations using the acquisition method of accounting. The cost of an acquisition is measured as the cash paid and the fair value of other assets given, equity instruments issued and liabilities incurred or assumed at the acquisition date. All acquired identifiable assets, liabilities and contingent liabilities are recognized at fair value at the acquisition date. Any excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognized as goodwill. If the cost of an acquisition is less than the fair value of the net assets of the acquired entity, the difference is recognized directly in the statement of comprehensive loss. Acquisition-related costs are expensed as incurred.

(3)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

Accounting estimates

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results may differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 for assumptions used by management). Management’s judgment is also applied in the determination of whether all criteria for deferring development costs are met, the determination of the point at which amortization of development costs commences, and the expense allocation to deferred development costs.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Short-term investments

Short-term investments comprise highly liquid short-term interest bearing securities with maturities at their purchase dates of greater than three months but not more than one year.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in one of the following categories: fair value through profit and loss, held-to-maturity investments, loans and receivables, available-for-sale investments or other financial liabilities.

A financial asset or liability is classified as fair value through profit and loss if acquired principally for the purpose of selling or repurchasing in the short term. Derivatives are also included in this category unless they are designated as hedges. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of operations. Gains and losses arising from changes in fair value are presented in the statement of operations within other gains and losses in the period in which they arise.

(4)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

Held-to-maturity investments and loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the amount to fair value. Subsequently, held-to-maturity investments and loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. The Company classifies its cash and cash equivalents and short-term investments as loans and receivables.

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive loss.

Other financial liabilities are initially recognized at the amount required to be paid, less, when material, a discount to reduce the payables to fair value. Subsequently, other financial liabilities are measured at amortized cost using the effective interest method.

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss, as follows:

Financial assets carried at amortized cost: The impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of operations. This amount represents the cumulative loss in accumulated other comprehensive loss that is reclassified to net loss. Impairment losses on available-for-sale equity instruments are not reversed.

The Company has no derivative instruments.

Property and equipment

Property and equipment are recorded at cost less accumulated amortization. The Company provides for amortization using the declining balance method at the following annual rates:

Equipment	20%
Computer equipment	30%

(5)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

Impairment of long-lived assets

The Company tests property and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Intangible assets that are not being amortized are tested annually for impairment and also if the Company identifies indicators of impairment. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). The evaluation is based on the higher of the asset’s fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the asset in its current state. An impairment loss is recognized in the period it is determined to the extent that the carrying value exceeds the higher of fair value less costs to sell and value in use of the asset or group of assets.

Research and development costs

Research costs are expensed in the period incurred. Development costs are also expensed in the period incurred unless the related process is clearly defined and the costs attributable thereto can be reliably measured; the technical feasibility of the process has been established so that it will be available for use or sale; management has indicated its intention to produce and market, or use, the process; an ability to use or sell the process exists; the process will generate probable future economic benefits; and adequate resources exist, or are expected to be available, to complete the development and to use or sell the process. On March 4, 2011, concurrent with signing the Soy Agreement, the Company commenced deferring development costs related to CLARISOY™. The deferred development costs will be amortized on a straight-line basis over their estimated useful lives commencing on the date the Company starts earning royalties.

Goodwill

Goodwill represents the excess at the date of acquisition of the cost of the acquired business over the fair values attributed to the underlying net tangible assets and the identifiable intangible assets. Goodwill is not amortized.

On at least an annual basis, or when circumstances indicate the carrying value of goodwill may not be recoverable, the Company subjects goodwill to an impairment test. For impairment testing purposes, the carrying value of goodwill is allocated to the group of assets that realize the benefits of the acquisition. The impairment assessment is performed by comparing the carrying value of the group of assets, including the allocated carrying value of goodwill, to the higher of its fair value less costs to sell and its value in use, which is the present value of future cash flows expected to be derived from the group of assets in their current state. If the carrying amount of the group of assets exceeds the recoverable amount, an impairment loss is charged to operations in the period such impairment is identified, allocated first to reducing the carrying amount of the goodwill allocated to the group, and then to the other assets of the group.

(6)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

Income taxes

The Company uses the balance sheet liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized to the extent they are considered probable to be realized.

Government assistance

The Company carries out research and development in Canada that is eligible for Scientific Research and Experimental Development (SR&ED) Investment Tax Credits (ITC) at both the federal and provincial level. The Company has not recognized the benefits of ITCs because realization of these benefits is not probable at this time. The Company’s determination of ITCs involves uncertainty with respect to management’s interpretation of complex tax regulations. The ITC claims are subject to review and acceptance by the Canada Revenue Agency prior to collection.

Stock-based compensation

The Company accounts for stock-based compensation granted to employees using the fair value method calculated using the Black-Scholes option pricing model. Stock-based compensation granted to non-employees is measured at the fair value of the goods and services received unless the fair value cannot be measured reliably, in which case the amount is measured using the fair value of the options granted. For options granted to employees and those providing similar services, including officers and directors, the compensation cost is measured at fair value at the date of grant and is expensed to operations over the award’s vesting period. When stock options are exercised, capital stock is credited by the sum of the consideration paid and by the related portion previously recorded in options. Additional information related to the stock option plan and the assumptions used in the Black-Scholes option pricing model is provided in note 5.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The Company has recognized no provisions in these consolidated financial statements.

(7)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) for the period available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method to calculate diluted earnings (loss) per share. Diluted earnings (loss) per share excludes all dilutive potential common shares if their effect is anti-dilutive.

Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency). These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiary’s functional currency.

(ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of operations.

Future accounting changes

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC.

The following standards and interpretations are issued but not yet effective:

  IFRS 7 - Financial instruments - disclosures
  Amended to require additional disclosures in respect of risk exposures arising from transferred financial assets. Effective for annual periods beginning on or after July 1, 2011.

  IFRS 9 - Financial instruments - classification and measurement
  The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is measured at fair value through profit or loss. Financial liabilities are measured either at fair value through profit and loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments. Effective for years beginning on or after January 1, 2015.

(8)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

  New standards addressing scope of reporting entity
  IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27,
  Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

  IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

  IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28,
  Investments in Associates.

  These standards are all effective for years beginning on or after January 1, 2013.

  IFRS 13 - Fair value measurement and disclosure requirements
  Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on or after January 1, 2013.

The Company is currently assessing the impact of these standards and the expected dates of adoption.

(9)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

3	Property and equipment

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2011	3,135,746	53,445	3,189,191
Current period additions	69,676	8,870	78,546
Current period disposals	(5,000)	-	(5,000)

Cost at March 31, 2012	3,200,422	62,315	3,262,737

Accumulated amortization at March 31, 2011	2,416,236	39,978	2,456,214
Current period retirements	(4,613)	-	(4,613)
Current period amortization	178,939	5,709	184,648

Accumulated amortization at March 31, 2012	2,590,562	45,687	2,636,249

Net book value at March 31, 2012	609,860	16,628	626,488

		Computer
	Equipment	equipment	Total
	$	$	$

Cost at March 31, 2010	2,956,962	51,621	3,008,583
Current period additions	178,784	1,824	180,608

Cost at March 31, 2011	3,135,746	53,445	3,189,191

Accumulated depreciation at March 31, 2010	2,224,530	34,598	2,259,128
Current period amortization	191,706	5,380	197,086

Accumulated amortization at March 31, 2011	2,416,236	39,978	2,456,214

Net book value at March 31, 2011	719,510	13,467	732,977

(10)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

4	Deferred development costs

$

Cost at March 31, 2011	190,284
Current period additions	1,778,888

Cost at March 31, 2012	1,969,172

Amortization and impairment at March 31, 2011	-
Current period amortization	-

Amortization and impairment at March 31, 2012	-

Net book value at March 31, 2012	1,969,172

Cost at March 31, 2010	-
Current period additions	190,284

Cost at March 31, 2011	190,284

Amortization and impairment at March 31, 2010	-
Current period amortization	-

Amortization and impairment at March 31, 2011	-

Net book value at March 31, 2011	190,284

5	Shareholders’ equity

a)	Capital stock

Authorized

Unlimited number of common shares without par value

b)	Contributed surplus

Contributed surplus comprises the value ascribed to expired warrants and options and forfeited vested options, previously categorized in either warrants or options, as applicable, within shareholders’ equity.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

c)	Options

The Company has a stock option plan in which all directors, officers, employees and consultants of the Company and its subsidiary are eligible to participate.

At March 31, 2012, 1,995,854 (2011 - 2,040,871) options to purchase common stock are outstanding from the stock option plan. These options, when vested under the terms of the plan, are exercisable at prices ranging between $2.80 and $9.60 per common share. At the annual general meeting held on September 1, 2011, the shareholders of the Company approved to amend the stock option plan from a “fixed” plan to a “rolling” plan, under which it would permit the issuance of that number of options up to a maximum of 10% of the issued and outstanding common shares. An additional 1,003,453 (2011 - 41,045) options may be granted in future years under this plan. Unless otherwise determined by the board of directors, the options have a term of 10 years from the date of grant. The vesting terms are determined at the discretion of the board of directors at the time of grant. During the years ended March 31, 2012 and 2011, the estimated weighted average vesting period of the outstanding options was 18 months (2011 - 20 months). The remaining outstanding vesting period at March 31, 2012 was approximately 13 months (2011 - 25 months). All grants are recognized using graded vesting, with each vesting tranche being valued separately, and the fair value of each tranche recognized over its respective vesting period.

		2012		2011

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$

Outstanding - Beginning of year	2,040,871	6.94	2,548,871	5.59

Granted	200,000	7.42	130,000	8.81
Exercised	(187,517)	2.90	(638,000)	1.92
Forfeited/expired	(57,500)	8.47	-	-

Outstanding - End of year	1,995,854	7.32	2,040,871	6.94

(12)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2012:

		Options outstanding		Options exercisable
		Weighted
	Number	average	Weighted	Number	Weighted
	outstanding	remaining	average	exercisable	average
Range of	at March 31,	contractual	exercise	at March 31,	exercise
exercise prices	2012	life	price	2012	price
$		(years)	$		$

2.80 to 3.30	378,354	0.45	3.30	378,354	3.30
5.67 to 6.78	527,500	3.22	5.97	527,500	5.97
8.05 to 9.60	1,090,000	7.92	9.38	1,073,333	9.39

	1,995,854			1,979,187

The fair value of each option is estimated as at the date of grant or other measurement date using the Black-Scholes option pricing model and the following weighted average assumptions:

	2012	2011

Dividend yield	0.0%	0.0%
Expected volatility	63.6%	75.1%
Risk-free interest rate	1.8%	3.5%
Expected forfeitures	11.1%	11.4%
Expected average option term (years)	8.4	8.4

The expected volatility and expected forfeitures are based on historical volatility and forfeitures. The risk-free rate of return is the yield on a zero-coupon Canadian treasury bill of a term consistent with the expected average option term. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

The weighted average fair value of the options granted during the year ended March 31, 2012 was $4.97 (2011 - $6.72) per option.

Included in research and development expenses is $111,587 (2011 - $1,051,561) (note 7) of stock-based compensation and included in general and administrative expenses is $1,604,475 (2011 - $3,039,558) (note 6) of a combination of stock-based compensation and costs settled by way of stock options. Included in deferred development costs is $183,501 (2011 - $65,397) of stock-based compensation.

(13)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

d)	Warrants

During the year ended March 31, 2011, 111,477 agents' warrants issued in connection with the Company's 2009 public offering were exercised. No warrants were outstanding as at March 31, 2012 and 2011.

6	General and administrative

	2012	2011
	$	$

Salaries and benefits (note 5)	2,742,248	3,518,819
Professional fees	1,465,413	1,716,424
Investor relations	344,859	389,945
Travel and meals	128,506	84,693
NASDAQ filing fees	127,654	-
Office supplies and services	124,956	103,075
Other	85,922	73,165
Management fees (note 9)	37,940	165,563
Amortization	4,012	3,667

	5,061,510	6,055,351

7	Research and development

	2012	2011
	$	$

Salaries and benefits (note 5)	608,289	1,897,935
Laboratory operation	238,804	318,605
Amortization	97,136	174,383
Analyses and testing	50,108	53,553
Rent	42,262	73,612
Travel and meals	3,486	16,085
Toxicology trials	-	355,680

	1,040,085	2,889,853

(14)

Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

8	Basic and diluted loss per share

The following table sets forth the computation of basic and diluted loss per share:

	2012	2011
	$	$

Loss for the year, being loss attributable to common shareholders - basic and diluted	5,962,342	8,806,474

	Shares	Shares

Weighted average common shares - basic and diluted	29,961,431	29,545,189

Basic and diluted loss per share	(0.20)	(0.30)

For the years ended March 31, 2012 and 2011, the Company excluded all potential common share equivalents from the diluted loss per share calculation as they were anti-dilutive.

9	Related party transactions

The Company engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses for the year ended March 31, 2012 is $56,587 (2011 - $40,777) for office space rental, services, and equipment rental.

For the year ended March 31, 2012, included in management fees is $37,940 (2011 - $165,563) for services provided. At March 31, 2012, $2,113 (2011 - $935) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2012, included in interest and other income is $18,951 (2011 - $2,093) for management services provided. At March 31, 2012, $2,396 (2011 - $2,093), of this amount is included in amounts receivable.

10	Key management compensation

Remuneration of directors and key management personnel comprises:

	2012	2011
	$	$

Short-term benefits	503,965	304,568
Option-based awards	1,321,287	1,930,987

	1,825,252	2,235,555

Short-term benefits comprise salaries, fees and benefits.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

Option-based awards represent the cost to the group of senior management and directors’ participation in the incentive stock option plan, as measured by the fair value of instruments granted accounted for in accordance with IFRS 2, Share-based Payment. For details of these plans refer to note 5 to the financial statements.

11	Income taxes

The recovery of income taxes differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss for the year as follows:

	2012	2011
	$	$

Recovery of income taxes based on the combined statutory income tax rate of 27.67% (2011 – 29.1%)	(1,650,000)	(2,454,000)
Deferred income tax assets not recognized	1,082,000	1,250,000
Adjustment to deferred income tax assets for changes in tax rates	51,000	122,000
Non-deductible items and tax adjustments	517,000	1,082,000

Recovery of income taxes	-	-

The decrease in the combined statutory income tax rates for 2012 from 2011 is due to a decrease in the provincial substantively enacted tax rates for BC and Manitoba.

As at March 31, 2012, the Company has non-capital losses of approximately $24,868,000 (2011 - $19,213,000) available to reduce taxable income in future years. These losses expire as follows:

$

2014	1,672,000
2015	1,943,000
2026	1,502,000
2027	1,814,000
2028	2,093,000
2029	2,432,000
2030	3,498,000
2031	4,358,000
2032	5,556,000

24,868,000

In addition, the Company has SR&ED expenditures of approximately $10,325,000 available to carry forward indefinitely.

ITCs of $4,238,000 may be used to offset deferred income taxes otherwise payable and expire between 2014 and 2032.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

The tax effects of temporary differences that give rise to deferred income tax assets are as follows:

	2012	2011
	$	$
Deferred income tax assets (liability)
SR&ED expenditures	2,644,000	2,554,000
Losses from operations carried forward	6,573,000	5,050,000
Deferred development costs	(437,000)	-
Financing costs	154,000	230,000
Property and equipment	98,000	116,000

Unrecognized deferred income tax assets	9,032,000	7,950,000

Management believes the realization of income tax benefits related to these losses and other potential deferred income tax assets is uncertain at this time and cannot be viewed as probable. Accordingly, the Company has not recognized these deferred income tax assets.

12	Financial instruments

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, restricted cash, amounts receivable and short-term investments. The Company’s cash equivalents comprise banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2012, the weighted average interest rate on the interest earned on the Company’s cash and cash equivalents was 1.23% (2011 – 1.01%) and the weighted average interest rate earned on the short-term investments was 1.22% (2011 - 1.47%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2012 is estimated to be a $39,000 increase or decrease in interest income per year.

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Burcon NutraScience Corporation
Notes to Consolidated Financial Statements
March 31, 2012 and 2011

(Prepared in Canadian dollars)

Liquidity risk

The Company manages liquidity risk through the management of its capital structure (note 13). It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at March 31, 2012 was $916,652, all of which is within the next 12 months.

13	Capital disclosures

The Company considers its capital to be its shareholders’ equity.

The Company manages its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its research development program. The Company is dependent on non-operating sources of cash, primarily from issuing equity, to fund its operations and research development programs. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended March 31, 2012.

14	Commitments

The Company is committed to make payments under certain operating leases for office space and office equipment. Operating lease costs expensed during the year were $100,511 (2011 - $114,389). The future payments required under operating leases are as follows:

$

2013	60,043
2014	86,091

146,134

15	Subsequent events

Subsequent to March 31, 2012, employees exercised stock options resulting in 7,934 common shares at a weighted average exercise price of $3.15 per share were issued.

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